SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the
Securities Exchange Act of 1934

T-NETIX, Inc.

(Name of Subject Company)

T-NETIX, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

872597109
(CUSIP Number of Class of Securities)

Wayne A. Johnson, II
Executive Vice President, General Counsel and
Corporate Secretary
T-NETIX, Inc.
2155 Chenault Drive, Suite 410
Carrollton, Texas 75006
972-241-1535
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:
Darrel A. Rice
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
214-651-5000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated January 22, 2004